As filed with the Securities and Exchange Commission on June 1, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Intellon Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock Granted Under the Intellon Corporation 2007 Equity Incentive Plan

(Title of Class of Securities)

45816W504

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Charles E. Harris

Chief Executive Officer and Chairman of the Board of Directors

Intellon Corporation

5955 T.G. Lee Boulevard

Suite 600

Orlando, Florida 32822

(407) 428-2800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Scott P. Spector, Esq.

Shulamite R. Shen, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,167,000*	$176.72**

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes the exchange of outstanding options eligible for tender covering an aggregate of 1,504,195 shares of the common stock of Intellon Corporation, which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$176.72	Filing Party:	Intellon Corporation
Form or Registration No.:	005-83724	Date Filed:	April 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 to Schedule TO (“Amendment No. 2”) is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Intellon Corporation (“Intellon”) with the Securities and Exchange Commission (the “SEC”) on April 30, 2009, as amended and supplemented by Amendment No. 1, in connection with Intellon’s offer (the “Offer”) to exchange outstanding stock options to purchase up to 1,504,195 shares of Intellon’s common stock held by current employees, including executive officers, and directors of Intellon and its subsidiaries, having an exercise price equal to or greater than $5.50 per share granted under the Intellon Corporation 2007 Equity Incentive Plan for either new non-qualified stock options or stock-settled restricted stock units, upon the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units dated April 30, 2009, as amended (the “Offering Memorandum”), and related forms of Letter of Transmittal, as amended (the “Letter of Transmittal”). This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and the Offering Memorandum and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer, including all withdrawal rights, expired at 5:00 p.m. Eastern Time on May 29, 2009. Pursuant to the terms and subject to the conditions of the Offer as set forth in the Offering Memorandum and Letter of Transmittal, “Eligible Options” (as defined in the Offering Memorandum) to purchase an aggregate of 1,482,195 shares of Intellon’s common stock were validly tendered and not withdrawn, and Intellon accepted for exchange all such Eligible Options. In exchange for the Eligible Options tendered and accepted, Intellon granted (i) non-qualified stock options to purchase 600,686 shares of Intellon’s common stock at an exercise price of $3.75 per share, and (ii) stock-settled restricted stock units representing 404,621 shares Intellon’s common stock on June 1, 2009, in accordance with the terms of the Offer as set forth in the Offering Memorandum and Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: June 1, 2009

INTELLON CORPORATION

By:	/s/ Brian T. McGee
Name:	Brian T. McGee
Title:	Senior Vice President and Chief Financial Officer